February 2, 2006

Mr. George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Fisher Scientific International Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 1-10920

Dear Mr. Ohsiek:
This letter sets forth the response of Fisher Scientific International Inc. (the “Company”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 19, 2006 relating to the Form 10-K for Fiscal Year Ended December 31, 2004, file number 1-10920 of the Company, filed with the Commission on March 16, 2005.

Form 10-K for Fiscal Year Ended December 31, 2004
1.	We read your response to comment 2 in our letter dated January 3, 2006. Product line revenue disclosures should identify products from which each reportable segment derives its revenue and should mirror the financial information used to prepare your general-purpose financial statements. Please tell us the product categories reported to senior management in daily, weekly or monthly sales reports for purposes of managing the business. Please note that if providing disclosure of product line revenue information is impracticable you should so state in accordance with paragraph 37 of SFAS 131. Also, refer to Section II.J.3. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance updated March 4, 2005 and available on our website at www.sec.gov.
Response to Comment 1
As stated in Note 20 of the Company’s December 31, 2004 Form 10-K, the Company’s segments are organized by customer markets. The businesses are not managed by product line and the Company does not internally track and aggregate product line information, and accordingly, such information is not included in senior managements’ regular reporting.

Accordingly, in accordance with paragraph 37 of SFAS 131, the Company will disclose in the December 31, 2005 Form 10-K filing that it is impracticable to disclose product line revenue information.

2.	We read your response to comment 2 in our letter dated January 3, 2006. Please provide us with a copy of your quarterly and annual materiality analysis of the change in accounting policy. Please ensure your analysis shows the impact the amounts had on the specific line items in your balance sheets. Also, tell us the amount of bank overdrafts that existed as of December 31, 2004 and 2003.
Response to Comment 2
Please note that the Company did not change its accounting policy, otherwise known as a change in accounting principle within the meaning of APB 20 or SFAS 154. The Company’s practice is to reclassify all book overdrafts to accounts payable at each period end. In reviewing the process during 2005, the Company ensured that all cash in the applicable banks where a right of offset exists is considered when quantifying the amount of the book overdraft reclassification for each period. Appendix A quantifies the misclassifications that were found.

As of this date, there are four 1934 Act financial statement filings:
(1)	The Form 8-K filing dated July 11, 2005 (which superseded the previously filed Form 10K for the year ended December 31, 2004 and Form 10-Q’s for all periods in 2003 and 2004 because of a discontinued operation); and

(2)	The three Form 10-Qs for the quarters ended March 31, June 30 and September 30, 2005 (it should be noted that these include balance sheet data for the quarterly periods in 2005 as well as December 31, 2004, and cash flow information for cumulative year-to-date periods in 2004 and 2005).
Accordingly, the Company’s materiality analysis was performed only for the periods noted above. For the periods where a misclassification existed, Appendix A presents the applicable materiality analysis.

The Company’s analysis shows that, as of December 31, 2003, June 30, 2004 and December 31, 2004, there were misclassifications between cash and accounts payable of approximately $9.15 million, $5.65 million and $1.51 million, respectively. While quantitatively these misclassifications amounted to approximately 10.9%, 10.8% and 0.9%, respectively, of the reported cash balances for these periods, the impact was less than 1% of total current assets, 2.5% of accounts payable and 1.5% of total current liabilities for each of the periods noted.

The Company notes that quantitatively the misclassifications had no impact on the working capital or the operating results of the Company. After considering these factors, coupled with (i) the other SAB 99 qualitative factors listed in Appendix A, none of which are impacted by the misclassifications; and (ii) the fact that the December 31, 2003 and June 30, 2004 cash balances only appear in filings in comparative columns and the December 31, 2003 balances will no longer be relevant as soon as the Company’s December 31, 2005 10-K is filed, the Company concluded that there need not be any revision to prior financial statements.

In response to the Staff’s question, the amount of bank overdrafts at December 31, 2003 and 2004 were $4.31 million and $13.46 million, respectively. The Company’s practice is to reclassify such balances from cash and cash equivalents to short term financing at each period end. Note that these reclassifications are separate and distinct from the book overdraft process discussed in our previous response and in the above paragraphs.

Please call Kevin P. Clark, Vice President and Chief Financial Officer at (603) 929-2412 with any questions or comments you may have.
Sincerely,

/s/ Kevin P. Clark
Kevin P. Clark
Vice President and Chief Financial Officer

Appendix A – Materiality Analysis

cc:     Sarah McConnell, Esq.
          Fisher Scientific International Inc.

Fisher Scientific International Inc.
Appendix A – Negative Cash Reclassification
Materiality Analysis of Impact of Misclassifications
June 2005

	December 31, 2003				June 30, 2004				December 31, 2004
		Misclass				Misclass				Misclass
	As Filed	Amount	As Adjusted	Percentage	As Filed	Amount	As Adjusted	Percentage	As Filed	Amount	As Adjusted	Percentage
	(in millions)	(in millions)	(in millions)		(in millions)	(in millions)	(in millions)		(in millions)	(in millions)	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$83.8	$(9.2)	$74.6	10.98%	$52.5	$(5.7)	$46.8	10.86%	$162.5	$(1.5)	$161.0	0.92%
Accounts receivable, net	432.7		432.7		477.8		477.8		632.8		632.8
Inventories	355.4		355.4		384.4		384.4		622.4		622.4
Other current assets	138.9	—	138.9		158.2	—	158.2		359.1	—	359.1

Total current assets	1,010.8	$(9.2)	1,001.6	0.91%	1,072.9	$(5.7)	1,067.2	0.53%	1,776.8	(1.5)	1,775.3	0.08%

Property, plant and equipment, net	440.9	—	440.9		474.9	—	474.9		785.4	—	785.4
Goodwill	1,006.9		1,006.9		1,268.1		1,268.1		3,756.9		3,756.9
Intangible assets, net	241.0		241.0		349.2		349.2		1,565.0		1,565.0
Other assets	159.8	—	159.8		171.1	—	171.1		206.1	—	206.1

Total assets	$2,859.4	$(9.2)	$2,850.2	0.32%	$3,336.2	$(5.7)	$3,330.5	0.17%	$8,090.2	$(1.5)	$8,088.7	0.02%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$12.0	$—	$12.0		$10.6	$—	$10.6		$39.4	$—	$39.4
Accounts payable	377.7	(9.2)	368.5	2.44%	432.1	(5.7)	426.4	1.32%	468.4	(1.5)	466.9	0.32%
Accrued and other current liabilities	258.8	—	258.8		276.0	—	276.0		462.0	—	462.0

Total current liabilities	648.5	$(9.2)	639.3	1.42%	718.7	$(5.7)	713.0	0.79%	969.8	(1.5)	968.3	0.15%

Long-term debt	1,386.1		1,386.1		1,632.6		1,632.6		2,309.2		2,309.2
Other long-term liabilities	249.4	—	249.4		304.7	—	304.7		941.2	—	941.2

Total liabilities	2,284.0	(9.2)	2,274.8	0.40%	2,656.0	(5.7)	2,650.3	0.21%	4,220.2	(1.5)	4,218.7	0.04%

Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—		—	—	—		—	—	—
Common stock	0.6		0.6		0.6		0.6		1.1		1.1
Capital in excess of par value	964.5		964.5		1,008.0		1,008.0		4,006.1		4,006.1
Accumulated deficit	(426.5)		(426.5)		(347.2)		(347.2)		(260.1)		(260.1)
Accumulated other comprehensive income	40.0		40.0		19.8		19.8		126.9		126.9
Treasury stock, at cost	(3.2)	—	(3.2)		(1.0)	—	(1.0)		(4.0)	—	(4.0)

Total stockholders’ equity	575.4	—	575.4		680.2	—	680.2		3,870.0	—	3,870.0

Total liabilities and stockholders’ equity	$2,859.4	$(9.2)	$2,850.2	0.32%	$3,336.2	$(5.7)	$3,330.5	0.17%	$8,090.2	$(1.5)	$8,088.7	0.02%

Note: No misclassification at March 31, 2004 or September 30, 2004.
Qualitative Analysis:
     Item has no impact on working capital
     Item does not mask a change in earnings or other trends
     Item does not hide a failure to meet analysts’ consensus expectations
     Item does not change a loss into income or vice versa
     Item does not concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the profitability
     Item does not affect the registrant’s compliance with loan covenants or other contractual requirements
     Item does not increase management’s compensation
     Item does not involve concealment of an unlawful transaction
Conclusion:
     Qualitatively and quantitatively immaterial individually and in the aggregate.